State Street Research Portfolios, Inc.
            Addendum to First Amended Multiple Class Allocation Plan
                              November _____, 1998


         WHEREAS, State Street Research Portfolios, Inc. ("Portfolios") has adopted the Multiple Class Allocation Plan (the "Plan") in accordance with Rule 18f-3 under the Investment Company Act of 1940, as amended, pursuant to which Portfolios, for each of its portfolio series (each a "Series") and separate classes thereof, may issue multiple classes of shares representing interests in the same portfolio of securities, assess a contingent deferred sales charge (the "CDSC") on certain redemptions of shares and waive the CDSC in certain cases;

         WHEREAS, Portfolios currently has established one or more Series, and each such series has established four classes of shares: Class A, Class B, Class C (formerly Class D) and Class S (formerly Class C), all of which are subject to the Plan;

         WHEREAS, Portfolios has established an additional class of shares, Class B(1), for each Series, and such shares are to be made subject to the Plan;

         NOW, THEREFORE, Portfolios hereby adopts this Addendum pursuant to the current terms of the Plan:

         1. Class B(1) shares of each Series are made subject to the Plan pursuant to Section 4(b) of the Plan.

         2. All class differences, differences in distribution and shareholder services and the allocation of expenses between Class B(1) shares and the other authorized classes of shares of each Series shall be as described in the current prospectus for such class and such Series or as otherwise described in the Plan.